

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

June 30, 2009

Mr. Shawn A. Callahan
Chief Financial Officer
Metwood, Inc.
819 Naff Road
Boones Mill, VA 24065

RE: **Form 8-K Item 4.01 filed June 24, 2009**
        Form 8-K/A Item 4.01 filed June 26, 2009
        File #0-5391

Dear Mr. Callahan:

        We have completed our review of your Form 8-K and related filings and have no further comments at this time.

        If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3866.

                        Sincerely,

                        Jeffrey Gordon
                        Staff Accountant